INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation applies to the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities ...ons Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act. Under the CBCA the information provided satisfies the disclosure ... Privacy Act protects personal information provided; it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made ava... will be stored in personal information bank number CCA/P-PU-092. In British Columbia, if you have questions about how the freedom of information legislation applies to th... call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100-865 Hornby Street, Vancouver, B.C. V6Z 2H4.

02034903

SUPPL

82-3813

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

TAPPIT RESOURCES LTD

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 29 10 01

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: YES ☐ NO ☐

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Wilson

GIVEN NAMES: Charles

NO. / STREET / APT: 16 Lynn Bay

CITY: Regina

PROV.: Sask

POSTAL CODE: S4S 2W9

BUSINESS TELEPHONE NUMBER: 306 - 347 - 6523

BUSINESS FAX NUMBER: 306 - 585 - 2348

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: YES ☐ NO ☐

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☒ ALBERTA
- ☒ BRITISH COLUMBIA
- ☒ FEDERAL
  - ☐ BANK ACT
  - ☐ CCAA
  - ☐ ICA
  - ☐ TLCA
  - ☒ CBCA
- ☒ MANITOBA
- ☒ NEWFOUNDLAND
- ☒ NOVA SCOTIA
- ☒ ONTARIO
- ☒ QUEBEC
- ☒ SASKATCHEWAN
- ☐ UNITED STATES
  - ☐ NASDAQ
  - ☐ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) Designation of class of securities	(B) Balance of class of securities on last report	(C) Transactions: Date (Day Month Year)	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	$ US	(D) Present balance of class of securities held	(E) Direct/indirect ownership, control or direction	(F) Identify the registered holder where ownership is indirect or where control or direction is exercised
Common Shares	65,190							65,190		
"	40,860	23 05 02	10	3000		.73		43,860	2	
"	43,860	24 05 02	10	8,500		.70		52,360	2	
"	52,360	27 05 02	10	5,000		.72		57,360	2	
"	65190	27 05 02	10	1500		.70		66690		
"	66690	27 05 02	10	5000		.72		71690		

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

02 JUN 11 AM 11:29

ATTACHMENT: YES ☐ NO ☐

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE: ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

dw 6/17

The *undersigned certifies* that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): CHARLES Wilson

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 29 05 02

IN 2036 Rev. 95/2/22 H.B. — 184   VERSION FRANÇAISE DISPONIBLE SUR DEMANDE